UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40463

AMTD Digital Inc.

(Translation of registrant’s name into English)

66 rue Jean-Jacques Rousseau

75001 Paris

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

The Generation Essentials Group, our subsidiary, made a joint announcement with Black Spade Acquisition II on June 4, 2025, announcing the completion of their previously announced business combination. A copy of this announcement is attached as exhibit 99.1 to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – The Generation Essentials Group and Black Spade Acquisition II Co Complete Business Combination

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD Digital Inc.

By:	/s/ Feridun Hamdullahpur
Name:	Dr. Feridun Hamdullahpur
Title:	Director

Date: June 4, 2025

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